SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 2)
                    Under the Securities Exchange Act of 1934
       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                           TeleWest Communications plc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Ordinary Shares of 10p each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                        *
                      ------------------------------------
                                 (CUSIP Number)

                                 Wayne A. Wirtz
                             SBC Communications Inc.
                                175 East Houston
                            San Antonio, Texas 78205
                                 (210) 351-3736
              -----------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 10, 1998
                      ------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------------

* CUSIP number for the American Depository Shares, each representing ten Ordinary Shares of 10p each is 879956P 10 5.

--------------------
CUSIP NO. - None*
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     SBC Communications Inc.; I.R.S. Identification No. 43-1301883
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     18,526,922
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               18,526,922

--------------------

* The CUSIP Numbers for the American Depositary Shares Representing the Ordinary Shares is 87956P 10 5.

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         18,526,922
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                                        [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. - None*
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Southwestern Bell International Holdings (UK-1) Corporation; I.R.S. Identification No. 51-0362082
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     18,526,922
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               18,526,922

--------------------

* The CUSIP Numbers for the American Depositary Shares representing the Ordinary Shares is 87956P 10 5.

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         18,526,922
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                                        [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 2 TO SCHEDULE 13D
                       RELATING TO THE ORDINARY SHARES OF
                           TELEWEST COMMUNICATIONS PLC

         This Amendment No. 2 (this "Amendment") filed by SBC Communications Inc., a Delaware corporation ("SBC") and Southwestern Bell International Holdings (UK-1) Corporation ("SBUK-1"), a Delaware corporation and a wholly-owned subsidiary of SBC International, Inc., a Delaware corporation and a wholly owned subsidiary of SBC, is the final amendment to the Statement on
Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 13, 1995 by SBC, SBUK-1 and Southwestern Bell International Holdings (UK-2) Corporation, formerly a Delaware corporation and formerly a wholly-owned subsidiary of SBCI ("SBUK-2"), as previously amended by Amendment No. 1 thereto filed with the SEC by SBC and SBUK-1 on September 14, 1998 (as so amended, the "13D"). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the 13D.



Item 4.  Purpose of the Transaction.

         Item 4 of the 13D is hereby amended and supplemented as follows:

         On September 10, 1998 SBUK-1 entered into the Letter Agreement pursuant to which SBUK-1 agreed to sell up to 180,000,000 Ordinary Shares to MediaOne International Holdings, Inc. ("MediaOne Holdings"). On November 10, 1998, SBUK-1 sold 174,908,162 Ordinary Shares to MediaOne pursuant to the Letter Agreement (the "MediaOne Transaction"). Following the disposition of Ordinary Shares pursuant to the MediaOne Transaction and the open market sales described in Item 5 below, SBUK-1 owned approximately 18,526,922 Ordinary Shares representing approximately 0.9% of the Ordinary Shares (based on information relating to the number of Ordinary Shares outstanding contained in TeleWest's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8,
1998). As a result of the MediaOne Transaction, SBUK-1 no longer has the right to appoint a director to the Board and its appointed director has resigned.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the 13D is hereby amended and supplemented as follows:

         On November 10, 1998, the MediaOne Transaction was consummated. In the MediaOne Transaction SBUK-1 sold 174,908,162 Ordinary Shares directly to MediaOne Holdings for $2.25 per Ordinary Share.

         From time to time since September 22, 1998, SBUK-1 has sold Ordinary Shares in open market sales. The number of Ordinary Shares sold and the average net price per Ordinary Share received by SBUK-1 on each day on which such open market sales occurred is set forth on Schedule A attached to this Amendment.

         Set forth on Schedule A is a description of sales of Ordinary Shares effected by SBUK-1 since the filing of the last amendment to the 13D other than the sale of Ordinary Shares to MediaOne Holdings. All sales listed on Schedule A were effected pursuant to open market sales of Ordinary Shares.

         SBC and SBUK-1 currently beneficially own 18,526,922 Ordinary Shares representing, based on information contained in TeleWest's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 1998, approximately 0.9% of the outstanding Ordinary Shares. The Reporting Persons have shared voting and dispositive power over all of the Ordinary Shares that they beneficially own.

         As a result of the MediaOne Transaction, SBC and SBUK-1 ceased to be beneficial owners of more than five percent of the Ordinary Shares on November 10, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the 13D is hereby amended and supplemented as described in response to Items 4 and 5 above.

Item 7.  Material to be Filed as Exhibits.

         Exhibit (J) -- Joint filing Agreement between SBC Communications Inc.
                        and Southwestern Bell International Holdings (UK-1) Corporation dated November 12, 1998

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  November 12, 1998
                                            SBC COMMUNICATIONS INC.



                                            By:    /s/ Donald E. Kiernan
                                                   ----------------------------
                                            Name:  Donald E. Kiernan
                                            Title: Senior Vice President and
                                                   Chief Financial Officer

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  November 12, 1998
                                            SOUTHWESTERN BELL
                                            INTERNATIONAL HOLDINGS (UK-1)
                                            CORPORATION



                                            By:    /s/ Roger W. Wohlert
                                                   ----------------------------
                                            Name:  Roger W. Wohlert
                                            Title: Treasurer